December 11, 2009

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn:                    Mr. Patrick Gilmore

Re:                             Comment Letter Response

TechTarget, Inc. (“TechTarget” or the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2008, as Amended
Filed July 20, 2009

File No. 001-33472

Dear Mr. Gilmore:

The following is our response to the comment letter sent by the Staff of the U.S. Securities and Exchange Commission (“the Staff”) on November 25, 2009 in response to the company’s letter dated October 16, 2009.  The format of this letter matches that of the Staff’s letter, with the comment of the Staff presented in italics followed by our response in the standard typeset.  We hope this is helpful to you in reviewing this response letter.

The Company’s response is as follows:

Note 3.  Summary of Significant Accounting Policies

Revenue Recognition

Online Media, page 59

1.              We have reviewed your response to prior comment number two and note that Merit Direct acts as the company’s broker for marketing and selling the company’s member lists and that revenue is recognized on a net basis. We also note your analysis in Exhibit A that Merit Direct is the primary obligor in your arrangements. Please clarify how you made this determination. In this regard, please tell us who the end customer would look to if they had any issues with the member lists (the company or Merit Direct) and tell us whether the sales contracts for member lists are between the company and the end customer or Merit Direct and the end customer. If the contract is between the company and the end customer, provide us with substantial evidence to help us understand why you believe net reporting is appropriate.

Response 1:

In order to most meaningfully respond to your inquiry, we believe it would be helpful to further clarify the relationships among TechTarget, Merit Direct and the end customer.  TechTarget has an exclusive List Management Agreement with Merit Direct, pursuant to which Merit Direct makes TechTarget’s postal and email lists (“Lists”) available for rent to recognized mailing list brokers. Merit Direct has established direct business relationships with numerous mailing list brokers who, in turn, market and sell the Lists directly to the end customer.  Merit Direct, at its own expense, provides the following services on behalf of TechTarget: marketing and sales services, recordkeeping, order processing, invoicing and collections related to the rental of the Lists to mailing list brokers. The mailing list broker is the entity that interacts directly with the end customer to determine the end customer’s List requirements, the specific pricing of the List for the end customer, conducts invoicing and collections activities with the end customer and determines all commercial terms with the end customer. The mailing list broker is the primary entity to address customer satisfaction issues that might arise with the end customer. Merit Direct invoices and collects proceeds of the List sales directly from the mailing list brokers. Merit Direct negotiates pricing with the mailing list brokers and the mailing list brokers, in turn, negotiate pricing with the end customer.

The List Management Agreement between Merit Direct and TechTarget includes pricing guidelines for the Lists and obligates Merit Direct to (i) keep certain information related to the Lists confidential and safeguarded and (ii) require the parties to whom it provides TechTarget’s confidential information, including the Lists, to agree (to the same extent as Merit Direct has agreed) to maintain the confidentiality of such information (including the Lists).   In all list rental transactions conducted through this sales channel, TechTarget does not enter into any contract with either the mailing list brokers or the end customers.

TechTarget has outsourced the management and fulfillment of its Lists to Omeda, Inc (“Omeda”), a third party fulfillment service. Merit Direct can directly access the Lists managed by Omeda to generate pricing quote requests submitted by mailing list brokers. Merit Direct earns and retains a fee equal to 30% of the proceeds that they collect from the list brokers. Merit Direct remits to TechTarget 70% of the proceeds it receives from the list broker. TechTarget does not have credit risk on the gross transaction, but rather it only has credit risk on its share of the net proceeds. Therefore, TechTarget only recognizes revenue on the amount on which it has credit risk.

TechTarget recognized revenue on a net basis (70% of the gross revenue) from our relationship with Merit Direct of $1.0 million, $1.2 million, and $1.1 million during the years ended December 31, 2008, 2007 and 2006, respectively. Merit Direct provides transaction reports to TechTarget that include the name of the associated end customer, as well as the invoicing activity by Merit Direct. Based on the information in these transaction reports, TechTarget is able to assess the end customer’s payment history and creditworthiness as it relates to the collectability of the associated receivable from Merit Direct.  If TechTarget deems the end user customer creditworthy, it recognizes revenue on an accrual basis when the list is fulfilled.

Independent from its relationship with Merit Direct, TechTarget also markets and sells its Lists through its own salesforce to end customers directly. For these transactions, the company recognizes list rental income on a gross basis. These direct sales contracts with end customers are also fulfilled through the services of Omeda, our third party fulfillment provider.

Please find direct responses to your two specific questions outlined in your letter;

(1)         Tell us who the end customer would look to if they had any issues with the member lists (the company or Merit Direct)

The end customer would look to its mailing list broker if it had any issues with the List that it ordered  because that is the party with whom the end customer has the contractual relationship and from whom it could seek recourse.  The mailing list broker is responsible for delivery of a list that meets the end customer’s needs.  TechTarget has no privity of contract with either any mailing list broker or any end customer.

(2)         Tell us whether the sales contracts for member lists are between the company and the end customer or Merit Direct and the end customer.

Except for direct sales made by TechTarget’s own salesforce as described above, for which the company has standard sales contracts with the end customer, all sales contracts for the Lists, which we understand to be in the form of Purchase Orders, are between the mailing list brokers and the end customer.

Finally, we have expanded our responses in the attached Exhibit A from the initial response letter to further explain the basis for accounting for transactions with Merit Direct on a net basis.

If you have additional questions or comments, please do not hesitate to call me at (781) 657-1777.

Sincerely,

/s/ Rick Olin

Rick Olin
Secretary, Vice President and General Counsel

cc:                                Greg Strakosch, Chief Executive Officer, TechTarget

Eric Sockol, Chief Financial Officer, TechTarget

Graham Robinson, Esq., WilmerHale LLP

Stephen Hatfield, Ernst & Young LLP

Exhibit A

Indicators of Gross Revenue Reporting:	Merit Direct

The company is the primary obligor in the arrangement.	No - although the company, through Omeda, is responsible for fulfillment of the Lists, the following factors were considered in determining which entity was the primary obligor;

A. The specific deliverable is not determined by TechTarget

B. The specific pricing is not determined by TechTarget

C. TechTarget does not have a sales contract with the end customer

D. End customer recourse does not extend to TechTarget

E. The amount earned by TechTarget is fixed at the net amount of the transaction and the commission percentage earned by Merit Direct is fixed

F. TechTarget does not control the gross cash flows related to the transaction and receives a net amount of cash from Merit Direct

The company has general inventory risk.	N/A

The company has the ability to determine the price at which it sells the product or service.

TechTarget establishes pricing guidelines but actual prices are set by Merit Direct with the list broker and by the list broker with the end customer. TechTarget is not involved in negotiating the actual pricing with the list broker or the end customer

The company changes the product or performs part of the service	TechTarget performs part of the service. The Company is involved in the fulfillment of the Lists to Merit Direct through its arrangement with Omeda, a third party fulfillment service.

The company has discretion in supplier selection.	N/A

The company is involved in the determination of product or service specifications.	No —Merit Direct has access to the specific Lists managed by Omeda and through this access Merit Direct and the mailing list broker determine the specific product deliverable to the end customer.

The company has physical loss inventory risk (after customer order or during shipping).	N/A

The company has credit risk.	TechTarget does not have credit risk on the gross amount of the transaction associated with the end customer. TechTarget only has credit risk on its net share of the transaction.

The supplier (not the company) is the primary obligor in the arrangement—Whether a supplier or a company is responsible for providing the product or service desired by a customer is a strong indicator of the company’s role in the transaction.

Yes — Merit Direct is the primary obligor in the arrangement. The following factors were considered in determining which entity was the primary obligor;
A. The specific deliverable is determined by Merit Direct

B. The specific pricing is determined by the Merit Direct

C. TechTarget is not a party to the contract with the end customer

D. Customer recourse extends to list broker

The amount the company earns is fixed—If a company earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the company is an agent of the supplier and should record revenue net based on the amount retained.

Yes — TechTarget receives net proceeds from Merit Direct based on a fixed percentage of the transaction value, which is defined in the List Management Agreement between TechTarget and Merit Direct.

The supplier (and not the company) has credit risk

No.  Both the supplier and TechTarget have some form of credit risk. Merit Direct has credit risk on its share of each transaction and TechTarget has credit risk on its share of each transaction. Neither party has credit risk on the gross amount of the transaction.

Conclusion	Revenue is recorded on a net basis.